UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Papa John’s International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

698813102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,759,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,759,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,759,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,250,085
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,250,085
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		234,058
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

234,058
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		132,345
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

132,345
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		561,975
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

561,975
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		686,772
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

686,772
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

686,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		124,797
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

124,797
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		124,797
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

124,797
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		429,630
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

429,630
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

429,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		429,630
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

429,630
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

429,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		176,338
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

176,338
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,759,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,759,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,759,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,759,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,759,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,759,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

PN

14

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,759,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,759,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,759,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,751.2213
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,759,360
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,751.2213
	10	SHARED DISPOSITIVE POWER

2,759,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,773,111.2213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,759,360
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,759,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,759,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 698813102

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The officers and directors of each of Starboard V&O Fund and Starboard X Master and their principal occupations, business addresses and citizenships are set forth on Schedule A and are incorporated by reference in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and held in the Starboard Value LP Account were purchased with working capital pursuant to the terms of that certain Share Repurchase Agreement, dated May 11, 2021, as described in Amendment No. 4 to the Schedule 13D. The aggregate purchase price of the 1,249,085 Shares beneficially owned by Starboard V&O Fund is $62,529,195. The aggregate purchase price of the 234,058 Shares beneficially owned by Starboard S LLC is $11,716,943. The aggregate purchase price of the 132,345 Shares beneficially owned by Starboard C LP is $6,625,191. The aggregate purchase price of the 124,797 Shares beneficially owned by Starboard L Master is $6,247,338. The aggregate purchase price of the 429,630 Shares beneficially owned by Starboard P LP is approximately $21,507,278. The aggregate purchase price of the 176,338 Shares beneficially owned by Starboard X Master is approximately $8,827,480. The aggregate purchase price of the 412,107 Shares held in the Starboard Value LP Account is $20,630,076.

The aggregate purchase price of the 1,000 Shares directly owned by Starboard V&O Fund in record name is $45,041, excluding brokerage commissions.  Such Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in an open market purchase.

The 13,751.2213 Shares beneficially owned by Mr. Smith represent Shares that were granted to Mr. Smith by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard Value LP (together with its affiliates, “Starboard”) has undertaken the sales reported in this Amendment No. 5 to the Schedule 13D to effectuate a rebalancing of Starboard’s portfolio in light of the significant appreciation in the Issuer’s stock price since Starboard filed its initial Schedule 13D in the Issuer more than two years ago. Starboard intends to remain a large shareholder of the Issuer and Jeff Smith remains Chair of the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 36,563,793 Shares outstanding, as of July 30, 2021, which is the total number of Shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

18

CUSIP No. 698813102

A.	Starboard V&O Fund
(a)	As of the close of business on August 19, 2021, Starboard V&O Fund beneficially owned approximately 1,250,085 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 1,250,085
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,250,085
4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Starboard V&O Fund during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
B.	Starboard S LLC

(a)	As of the close of business on August 19, 2021, Starboard S LLC beneficially owned approximately 234,058 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 234,058
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 234,058
4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Starboard S LLC during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
C.	Starboard C LP

(a)	As of the close of business on August 19, 2021, Starboard C LP beneficially owned approximately 132,345 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 132,345
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 132,345
4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Starboard C LP during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
19

CUSIP No. 698813102

D.	Starboard P LP
(a)	As of the close of business on August 19, 2021, Starboard P LP beneficially owned approximately 429,630 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 429,630
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 429,630
4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Starboard P LP during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 429,630 Shares owned by Starboard P LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 429,630
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 429,630
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard P GP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard P LP during the past sixty days is set forth in Schedule B and is incorporated herein by reference
F.	Starboard L Master

(a)	As of the close of business on August 19, 2021, Starboard L Master beneficially owned approximately 124,797 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 124,797
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 124,797
4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Starboard L Master during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
G.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 124,797 Shares owned by Starboard L Master.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 124,797
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 124,797
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard L Master during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
H.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 132,345 Shares owned by Starboard C LP and (ii) 429,630 Shares owned by Starboard P LP.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 561,975
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 561,975
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference
I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 132,345 Shares owned by Starboard C LP, (ii) 429,630 Shares owned by Starboard P LP and (iii) 124,797 Shares owned by Starboard L Master.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 686,772
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 686,772
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP, Starboard P LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard X Master
(a)	As of the close of business on August 19, 2021, Starboard X Master beneficially owned 176,338 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 176,338
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,338
4. Shared power to dispose or direct the disposition: 0
(c)	The transaction in the Shares by Starboard X Master during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
K.	Starboard Value LP
(a)	As of the close of business on August 19, 2021, approximately 412,107 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard P LP, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,250,085 Shares owned by Starboard V&O Fund, (ii) 234,058 Shares owned by Starboard S LLC, (iii) 132,345 Shares owned by Starboard C LP, (iv) 124,797 Shares owned by Starboard L Master, (v) 429,630 Shares owned by Starboard P LP, (vi) 176,338 Shares owned by Starboard X Master and (vii) 412,107 Shares held in the Starboard Value LP Account.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 2,759,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,759,360
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,250,085 Shares owned by Starboard V&O Fund, (ii) 234,058 Shares owned by Starboard S LLC, (iii) 132,345 Shares owned by Starboard C LP, (iv) 124,797 Shares owned by Starboard L Master, (v) 429,630 Shares owned by Starboard P LP, (vi) 176,338 Shares owned by Starboard X Master and (vii) 412,107 Shares held in the Starboard Value LP Account.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 2,759,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,759,360
4. Shared power to dispose or direct the disposition: 0
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(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,250,085 Shares owned by Starboard V&O Fund, (ii) 234,058 Shares owned by Starboard S LLC, (iii) 132,345 Shares owned by Starboard C LP, (iv) 124,797 Shares owned by Starboard L Master, (v) 429,630 Shares owned by Starboard P LP, (vi) 176,338 Shares owned by Starboard X Master and (vii) 412,107 Shares held in the Starboard Value LP Account.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 2,759,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,759,360
4. Shared power to dispose or direct the disposition: 0
(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,250,085 Shares owned by Starboard V&O Fund, (ii) 234,058 Shares owned by Starboard S LLC, (iii) 132,345 Shares owned by Starboard C LP, (iv) 124,797 Shares owned by Starboard L Master, (v) 429,630 Shares owned by Starboard P LP, (vi) 176,338 Shares owned by Starboard X Master and (vii) 412,107 Shares held in the Starboard Value LP Account.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 2,759,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,759,360
4. Shared power to dispose or direct the disposition: 0
(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 698813102

O.	Mr. Smith
(a)	As of the close of business on August 19, 2021, Mr. Smith directly beneficially owned 13,751.2213 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,250,085 Shares owned by Starboard V&O Fund, (ii) 234,058 Shares owned by Starboard S LLC, (iii) 132,345 Shares owned by Starboard C LP, (iv) 124,797 Shares owned by Starboard L Master, (v) 429,630 Shares owned by Starboard P LP, (vi) 176,338 Shares owned by Starboard X Master and (vii) 412,107 Shares held in the Starboard Value LP Account.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 13,751.2213
2. Shared power to vote or direct vote: 2,759,360
3. Sole power to dispose or direct the disposition: 13,751.2213
4. Shared power to dispose or direct the disposition: 2,759,360
(c)	Other than a certain award granted to Mr. Smith by the Issuer in connection with his service on the Board, which is set forth in Schedule B and is incorporated herein by reference, Mr. Smith has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
P.	Mr. Feld
(a)	Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,250,085 Shares owned by Starboard V&O Fund, (ii) 234,058 Shares owned by Starboard S LLC, (iii) 132,345 Shares owned by Starboard C LP, (iv) 124,797 Shares owned by Starboard L Master, (v) 429,630 Shares owned by Starboard P LP, (vi) 176,338 Shares owned by Starboard X Master and (vii) 412,107 Shares held in the Starboard Value LP Account.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,759,360
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,759,360
(c)	Mr. Feld has not entered into any transactions in the Issuer’s securities during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

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CUSIP No. 698813102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 698813102

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 698813102

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(317,124)	122.0000	08/19/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(59,377)	122.0000	08/19/2021

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(33,573)	122.0000	08/19/2021

STARBOARD P FUND LP

Sale of Common Stock	(108,989)	122.0000	08/19/2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(31,659)	122.0000	08/19/2021

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(44,734)	122.0000	08/19/2021

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(104,544)	122.0000	08/19/2021

JEFFREY C. SMITH

Receipt of Common Stock[1]	251.9278	114.1200	07/30/2021

1 Represents acquisition of Shares pursuant to the Issuer’s Nonqualified Deferred Compensation Plan.